SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 CONCENTRAX, INC.

                                (Name of Issuer)

                         COMMON STOCK, PAR VALUE $0.001
                         (Title of Class of Securities)

                                   20589X104
                                 (CUSIP Number)

                            Pluris Opportunity Fund, L.P.
                     33 East Robinson Avenue, Orlando, FL 32801
                                 (407) 650-9990
          ------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  June 8, 2005
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D


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CUSIP No. 20589X104                             PAGE  2  OF  5  PAGES
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1  NAME  OF  REPORTING  PERSON
   S.S.  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON

     Pluris Opportunity Fund, L.P.               n/a
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2  CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP  (See Instructions)
                 (A)  [  ]
                 (B)  [  ]
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3  SEC  USE  ONLY

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4  SOURCE  OF  FUNDS  (See  Instructions)

OO
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5  CHECK  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS  REQUIRED  PURSUANT  TO
   ITEM  2(d)  or  2(e)
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6    CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
     Florida
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7     SOLE  VOTING  POWER

                      11,000,000
 NUMBER  OF     ----------------------------------------------------------------
  SHARES       8     SHARED  VOTING  POWER
 BENEFICIALLY
  OWNED  BY               -  0  -
   EACH        ---------------------------------------------------------------
 REPORTING     9     SOLE  DISPOSITIVE  POWER
  PERSON
   WITH               11,000,000
               -------------------------------------------------------
               10    SHARED  DISPOSITIVE  POWER

                         -  0  -
-----------------------------------------------------------------------
11     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON

                      11,000,000
-----------------------------------------------------------------------

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)  29.1%

14  TYPE  OF  REPORTING  PERSON  (See  Instructions)  CO

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CUSIP  NO.  20589X104                           PAGE  3  OF  5  PAGES
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ITEM  1.  SECURITY  AND  ISSUER.

This Statement relates to shares of common stock, $0.001 par value per share (the "Common Stock"), of CONCENTRAX, INC. (the "Corporation"). The Corporation's principal executive office is located at 2400 Augusta Place, Suite 425, Houston, TX 77057.

ITEM  2.  IDENTITY  AND  BACKGROUND.

(a) This Statement is being filed by Pluris Opportunity Fund, L.P. a Florida limited partnership (the "Reporting Person").

(b) The business address of the Reporting Person is: 33 East Robinson Avenue, Orlando, FL 32801.

(c) The Reporting Person's present principal occupation is an Investment Partnership.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding.

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such law.

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CUSIP  NO.  20589X104                           PAGE  4  OF  5  PAGES
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(f)  The  Reporting  Person  is  organized under Florida law.

ITEM  3.  SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION.

On June 8, 2005, Concentrax, Inc. (the "Company") completed the sale of 10,000,000 shares (the "Shares") of the Company's common stock and cashless warrants (the "Warrants") to purchase 1,000,000 shares of the Company's common stock to the Reporting Person, an accredited investor. The Shares and Warrants were sold at a per unit price of $0.025 for gross proceeds totaling $250,000. The Warrants are exercisable for a period of five years at an exercise price equal to 80% of the average bid price for the 20 trading days prior to the date of any exercise. From the date of closing until 90 days after the Effective Date (defined below), if the Company or any subsidiary of the Company issues common stock or any securities exercisable or convertible into common stock at a price below $0.025 per share, then the Company must issue the investor additional shares of common stock according to the following formula:

$250,000  -  (10,000,000  *  x)
                    x

where "x" equals the price at which the Company issues shares of common stock or the price at which other securities are exercisable or convertible into shares of common stock.

The Company agreed to become current with filing all required SEC reports within 30 days after closing. After the Company becomes current with filing its required SEC reports, the Company must use its best efforts to have its common stock quoted on the OTC Bulletin Board. In addition, the Company agreed to file with the SEC a registration statement, on the earlier of 45 days after closing or 30 days after filing all delinquent SEC reports, registering the resale of the Shares and the common stock issuable upon exercise of the Warrants. The Company must use commercially reasonable efforts to cause such registration statement to be declared effective within 120 days after filing with the SEC (the "Effectiveness Date").

ITEM  4.  PURPOSE  OF  TRANSACTION.

Mr. Robert Frances was recently appointed to the Board of Directors of the Company. Mr. Frances serves as a Director of Pluris Partners, Inc., the General Partner of the Reporting Person.

Except as set forth above, the Reporting Person does not have any present plan or proposal as a stockholder which relates to, or would result in any action with respect to, the matters listed in paragraphs (b) through (j) of Item 4 of
Schedule 13D. In the future, the Reporting Entity may decide to purchase additional shares of Common Stock in the open market or a private transaction, or to sell any or all of his shares of Common Stock.

ITEM  5.  INTEREST  IN  SECURITIES  OF  THE  ISSUER.

a) As of June 8, 2005 the Issuer had issued and outstanding a total of 26,692,124 shares of Common Stock as represented in the Securities Purchase Agreement. As of that date, the Reporting Person became the beneficial owner of 11,000,000 additional shares of Common Stock or approximately 29.1% of the issued and outstanding Common Stock.

(b) The Reporting Person has the sole power to vote, or to direct the vote of, 11,000,000 shares of Common Stock, and sole power to dispose of or direct the disposition of the same 11,000,000 shares of common stock.

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CUSIP  NO.  20589X104                           PAGE  5  OF  5  PAGES
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(c) On June 8, 2005, the "Company completed the sale of 10,000,000 shares of the
Company's common stock and cashless warrants to purchase 1,000,000 shares of the Company's common stock to the Reporting Person. The Shares and Warrants were sold at a per unit price of $0.025 for gross proceeds totaling $250,000. The Warrants are exercisable for a period of five years at an exercise price equal to 80% of the average bid price for the 20 trading days prior to the date of any exercise.

(d)  Not  applicable.

(e)  Not  applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

See the Warrant Agreement attached hereto as an Exhibit 2.

ITEM  7.  MATERIAL  TO  BE  FILED  AS  EXHIBITS.

Exhibit 1 Securities Purchase Agreement dated as of May 31, 2005 by and among the Company and the Reporting Person.

Exhibit 2 Series A Common Stock Purchase Warrant dated as of May 31, 2005 issued by the Company to the Reporting Person.

Exhibit 3 Registration Rights Agreement dated as of May 31, 2005 by and among the Company and the Reporting Person.

Exhibit 4 Escrow Agreement dated as of May 31, 2005 by and among the Company, the Reporting Person and Cutler Law Group.


SIGNATURE.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May  18,  2005


                              PLURIS OPPORTUNITY FUND, L.P.

                          By: PLURIS PARTNERS, INC.
                              General Partner

                          By: /s/ Michael O'Derrick
                              ---------------------
                              Michael O'Derrick, President